               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

---------------------------------------
     EVELYN SILVERT,,
                                                          C.A. No. 14717
                         Plaintiff,

     v.

     REVCO D.S. INC., CARL A. BELLINI,
     LIVIO M. BORGHESE, ROD F. DAMMEYER,
     TALTON R. EMBRY, BEN EVANS, JOHN V.
     GUTTAG, D. DWAYNE HOVEN, WALTER B.
     REINHOLD, SHELI Z. ROSENBERG, DAVID
     M. SCHULTE, THOMAS O. THORSEN,  SAM
     ZELL and RITE AID CORP.,

                         Defendants.
---------------------------------------


                            CLASS ACTION COMPLAINT


               Plaintiff, by her attorneys, alleges upon information and belief, except with respect to her ownership of common stock of Revco D.S. Inc. ("Revco") as follows:

                                    PARTIES

               1.   Plaintiff is the owner of shares of defendant
     Revco.
               2. Revco D.S. Inc. is a Delaware corporation with executive offices at 1925 Enterprise Parkway, Twinsburg, Ohio 44087-2271. Revco operates retail drug stores, typically featuring prescription and over-the-counter drugs, health and beauty aids, toiletries, vitamins, tobacco products and sundries. As of October 4, 1995, Revco had approximately 67,149,458 shares of common stock outstanding.
               3. Defendant Carl A. Bellini is Executive Vice President, Chief Operating Officer and a director of Revco.
               4.   Defendant Livio M. Borghese is a director of
     Revco.
               5.   Defendant Rod F. Dammeyer is a director of
     Revco.
               6.   Defendant Talton R. Embry is a director of
     Revco.
               7.   Defendant Ben Evans is a director of Revco.
               8.   Defendant John V. Guttag is a director of


     Revco.
               9. Defendant D. Dwayne Hoven is Chief Executive Officer, President and a director of Revco.
               10.  Defendant Walter B. Reinhold is a director of
     Revco.
               11.  Defendant Sheli Z. Rosenberg is a director of
     Revco.
               12. Defendant David M. Schulte is a director of Revco. Schulte is, and has since 1990, together with defendant Sam Zell, acted as a general partner of affiliates of Zell Chilmark Fund, L.P.

               13.  Defendant Thomas O. Thorsen is a director of
     Revco.
               14.  Defendant Sam Zell is a director of Revco.
     Zell, individually and/or through Zell Chilmark Fund, L.P., owns and/or controls approximately 19.52% of Revco's common stock. Revco pays certain fees to Zell Chilmark Fund, L.P.
     and/or its affiliates.
               15. The foregoing Directors of Revco (collectively the "Director Defendants"), owe fiduciary duties to Revco and its public shareholders.
               16. Rite Aid Corp. ("Rite Aid") is a Delaware corporation with executive offices at 30 Hunter Lane, Camp
     Hill, Pennsylvania 17011-2404. Rite Aid operates retail drug stores, discount automotive parts stores, discount book stores, dry cleaning establishments, and specialized laboratories. As of September 2, 1995, Rite Aid had approximately 85,750,467 shares of common stock outstanding. Rite Aid knowingly and substantially participated in and is benefitting from breaches of fiduciary duties alleged herein, and therefore is liable as an aider and abettor thereof.

                           CLASS ACTION ALLEGATIONS

               17. Plaintiff brings this action on her own behalf and as a class action on behalf of all shareholders of defendant Revco (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.
               18. This action is properly maintainable as a class action for the following reasons:
                    (a)  The class of shareholders for whose
     benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 4, 1995, there were over 67 million shares of Revco common stock outstanding owned by shareholders scattered throughout the


     United States.
                    (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                    i. Whether one or more of the defendants has engaged in a plan and scheme to entrench and/or enrich themselves at the expense of defendant Revco's public stockholders in the sale of Revco;
                    ii.  Whether the Director Defendants have
     engaged in a proper process to ensure maximization of Revco shareholder value;

                    iii.  Whether the Director Defendants have
     breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breaches, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;
                    iv.  Whether the Director Defendants have
     wrongfully failed adequately to seek a purchaser of Revco at the highest available price and, instead, have agreed to allow the valuable assets of Revco to be acquired by Rite Aid at an unfair and inadequate price and without paying an appropriate premium to Revco's public shareholders;
                    v.  Whether the structure of Rite Aid's
     acquisition of Revco is wrongfully coercive and/or will wrongfully impede maximization of Revco shareholder value;
                    vi. Whether plaintiff and the other members of the Class will be irreparably damaged by the conduct and transactions complained of herein; and
                    vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.
               19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
               20. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.
               21. The prosecution of separate actions by individ-ual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.
               22. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.
               23. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                            SUBSTANTIVE ALLEGATIONS

               24. On November 30, 1995, it was announced that Revco and Rite Aid agreed for Rite Aid to acquire Revco (the "Transaction"). Under the terms of the Transaction, Rite Aid will commence a first-step cash tender offer at $27.50 cash per Revco share for at least 50.1% of the Revco shares outstanding, and the remaining shares of Revco will be acquired by Rite Aid in a second-step merger in exchange for Rite Aid stock.
               25. However, reportedly the value of the Rite Aid common stock that will be exchanged for the Revco shares in the second-step merger will be determined from 15 random days within the 40 day period leading up to the Revco shareholder vote on the merger. If the average market value of Rite Aid stock during the selected days is $27.50, the share exchange will be one-for-one. If Rite Aid stock value is above or below $27.50 per share, the amount paid to Revco shareholders will be adjusted up or down but only to reflect 50% of the divergence from the $27.50 price. Rite Aid will not issue less than .91666 or more than 1.125 of its shares for each Revco share. If the average value of Rite Aid stock is less than $27.50, Rite Aid will have the additional option of delivering one of its shares plus cash equal to 50% of the decrease in Rite Aid's share price. In no event will more than $2.75 per Revco share be paid in cash. Further, if all other conditions of the merger are satisfied, but Rite Aid shareholders do not approve the issuance of Rite Aid stock pursuant to the merger, each Revco share will be converted into the right to receive a combination of cash and Rite Aid common stock representing an aggregate of 19.9% of Rite Aid's outstanding shares.
               26. Moreover, further impeding maximization of Revco shareholder value, the Director Defendants have agreed to and Revco has granted Rite Aid an option to purchase 19.9% of Revco's shares under certain circumstances for $27.50 per share (the "Lock-Up").
               27.  On November 29, 1995, Revco's shares closed at


     $25.50 per share. Thus, even the $27.50 per share tender offer price represents less than an 8% premium over the pre-announcement closing price of Revco.
               28. Defendants, acting in concert, have violated fiduciary duties owed to the public shareholders of Revco and put certain of defendants' own personal interests and the interests of defendant Rite Aid ahead of the interests of the Revco public shareholders.
               29.  The Director Defendants apparently failed to
     (1) undertake an adequate evaluation of Revco's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Revco's value and/or attractiveness as a merger/acquisition candidate; or (3) effectively expose Revco to the marketplace in an effort to create an active and open auction for Revco. Instead, defendants have agreed to a sale of Revco to Rite Aid pursuant to terms which will coerce Revco shareholders to tender into the tender offer and impede maximization of shareholder value through their conduct including the Lock-Up.
               30. While the Director Defendants should continue to seek out other possible purchasers of the assets of Revco or its stock in a manner designed to obtain the best transaction reasonably available for Revco's shareholders, or seek to enhance the value of Revco for all its current shareholders, they have instead resolved wrongfully to allow Rite Aid to obtain the valuable assets of Revco at an inadequate price which disproportionately benefits Rite Aid, and have wrongfully agreed to the Lock-Up further impeding maximization of shareholder value.
               31. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Revco's public shareholders. These maneuvers by the defendants will deny members of the Class an appropriate premium in the sale of Revco and the opportunity to share appropriately in the true value of Revco's assets, future earnings and businesses.
               32. In contemplating, planning and/or effecting the foregoing, defendants are not acting in good faith toward plaintiff and the Class, and defendants have breached, and are breaching, their fiduciary duties to plaintiff and the Class.
               33. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Revco and because they are in possession of private corporate information concerning Revco's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Revco.
               34.  By reason of the foregoing acts, practices and


     course of conduct, the Director Defendants have failed to exercise loyalty, good faith and due care toward Revco and its public shareholders.
               35. As a result of the actions of the Defendants, plaintiff and the Class have been and will be damaged and have been and will be impeded from obtaining the highest value available for their shares of Revco common stock.
               36. Unless enjoined by this Court, the Director Defendants will continue to breach fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.
               37. Plaintiff has no adequate remedy at law. WHEREFORE, plaintiff demands judgment as follows:
          A. Declaring that this action may be maintained as a class action;
          B. Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;
          C. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed Transaction that is not fair and equitable, and enjoining any improper device or transaction which will impede maximization of shareholder value;
          D. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;
          E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

          F. Granting such other and further relief as may be just and proper.

     Dated:  November 30, 1995     CHIMICLES, JACOBSEN & TIKELLIS


                                   ------------------------------
                                   Pamela S. Tikellis
                                   James C. Strum
                                   Robert J. Kriner, Jr.
                                   One Rodney Square
                                   P.O. Box 1035
                                   Wilmington, DE  19899
                                   (302) 656-2500

                                   Attorneys for Plaintiff



     OF COUNSEL:

     WOLF HALDENSTEIN ADLER
       FREEMAN & HERZ, LLP
     Jeffrey C. Smith, Esquire
     270 Madison Avenue, 9th Floor
     New York, New York 10016
     (212) 545-4600

     FARUQUI & FARUQUI, LLP
     415 Madison Avenue
     New York, New York 10017
     (212) 986-1074